Exhibit 4.2

BT GROUP PLC

BT GROUP PLC (QUALIFIED) EMPLOYEE STOCK PURCHASE PLAN

Adopted by the Board on September 21, 2001 and amended by the Board on 29 July 2005, 12 December 2005 and 31 October 2008

BT GROUP PLC (QUALIFIED)

EMPLOYEE STOCK PURCHASE PLAN

1.	Purpose of Plan

The purpose of the BT Group plc (Qualified) Employee Stock Purchase Plan (the “Plan”) is to provide employees of the Participating Companies (as defined below) with an opportunity to purchase American Depositary Shares (“ADSs”) of BT Group plc (the “Parent”).  It is the intention of the Parent to have the Plan qualify as an “Employee Stock Purchase Plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.  Participation in the Plan will provide eligible employees of the Participating Companies who wish to acquire an interest in the Parent with a method of doing so which is both convenient and on a basis more favorable than would otherwise be available.  It is believed that employee participation in ownership of the Parent on this basis will be to the mutual benefit of the employees, the Parent and the Participating Companies.

2.	Participating Companies

For purposes of the Plan, “Participating Company” means each corporation (i) as to which the Parent, directly or indirectly through an unbroken chain of corporations, owns more than fifty per cent of the total combined voting power of all classes of stock issued by such corporation and (ii) which is designated by the Parent as a Participating Company for purposes of the Plan.  The Parent may establish further schemes or plans based on the Plan but modified to take account of local tax, exchange control or securities laws in territories other than the United States of America, provided that:

(a) any shares or ADSs made available under such further schemes or plans are treated as counting against any limits on individual or overall participation in the Plan; and

(b) any such scheme or plan is not inconsistent with the requirements of Section 423 of the Code.

3.	Employees Eligible to Participate

Any employee who is employed by any Participating Company that adopts the Plan with the consent of the Parent (an “Employing Corporation”), is eligible to participate in the Plan.  An eligible employee shall commence participation under the Plan on the first trading day of the calendar quarter next following the date on which he provides his payroll deduction authorisation form in accordance with Rule 5 or, if he does so on the first trading day of a calendar quarter, on that day.  Upon re-employment of a former participant whose employment with a Participating Company is terminated, the former participant will become eligible to participate in the Plan as if such former participant were employed by a Participating Company for the first time.  The term “employee” shall not include a non-employee member of the board of directors of an Employing Corporation.

4.	Eligible Compensation

Compensation eligible for payroll deductions shall be base salary and commissions (if any) paid in each payroll period.  Eligible compensation does not include overtime, bonuses, severance pay, incentive pay, shift premium differentials, pay in lieu of vacation, imputed income for income tax purposes, patent and award fees, awards and prizes, back pay awards, reimbursement of expenses and living allowances, educational allowances, expense allowances, disability benefits under any insurance program, fringe benefits, deferred compensation, compensation under the Parent’s stock plans, amounts paid for services as an independent contractor, or any other compensation excluded in the discretion of the Parent.  The Parent may designate the Board of Directors (the “Board”) as responsible for the administration of the Plan, or a committee of the Board consisting of one or more individuals, or one or more designated individuals, to whom the Board has delegated its authority to administer the Plan in accordance with the Parent’s Articles of Association and, in addition, may, in its sole discretion, make different designations for different purposes.  Compensation shall be determined before giving effect to any salary reduction agreement pursuant to a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code or to any similar reduction agreement pursuant to any cafeteria plan (within the meaning of Section 125 of the Code).

5.	Offer Date

The Parent may make one or more offers (an “Offer” or “Offers”) under the Plan, on any date within 42 days after the date on which the Parent releases to the public its quarterly, semi-annual or annual results for any financial period or on any other date, if the Parent determines that exceptional circumstances exist which justify doing so.  If the Parent cannot make offers because of restrictions imposed by statute, order, regulation or government directive, or by any code adopted by the Parent based on the London Stock Exchange’s model code for securities transactions by directors of listed companies, the Parent may make Offers within 42 days after the lifting of such restrictions.  No option granted pursuant to an Offer shall have a term of more than 27 months.

In order to participate in an Offer, an eligible employee must sign and forward to the Employing Corporation a duly completed payroll deduction authorization form authorizing regular payroll deductions, which may not exceed the maximum percentage of the employee’s eligible compensation per pay period, to be applied toward the acquisition of ADSs pursuant to the Offer.  The “maximum percentage” means the per cent of eligible compensation available for payroll deductions which shall be specified by the Parent at the beginning of the term of each Offer, which shall not exceed 15%.  Participants under the Plan can forward a new payroll deduction authorization form at any time in order to amend their percentage of eligible compensation, provided that the maximum percentage is not exceeded.  Any such change will take effect from the next practicable payroll date.

6.	Participation

Subject to the limitations set out in the Plan, on the effective date of an Offer, each then eligible employee will be granted an option to acquire, through payroll deductions, as many whole and fractional ADSs as he may acquire with up to the maximum percentage of eligible compensation to be received by him during the term of the Offer.  However, every such eligible employee who does not complete a payroll deduction authorization form in accordance with Rule 5 during the initial enrolment period applicable to that Offer will be deemed not to have accepted his option, and his option will therefore lapse at the end of the initial enrolment period.  On the first trading day of the calendar quarter following submission of his payroll deduction authorisation form in accordance with Rule 5, each Late Joiner will be granted an option to acquire, through payroll deductions, as many whole and fractional ADSs as he may acquire with up to the maximum percentage of eligible compensation to be received by him during the remainder of the term of the Offer.  For purposes of the Plan:

 a “trading day” is a day on which ADSs are traded on the New York Stock Exchange, the NASDAQ National Market System (“NASDAQ”) or the principal national securities exchange on which the ADSs are then listed or admitted to trading;

a "Late Joiner" is any employee who (i) though eligible, does not elect to participate within the period for initial enrollment determined by the Parent or (ii) elected to participate within the initial enrollment period, withdrew from participation, and has since elected to recommence participation or (iii) becomes eligible to participate in the Plan during the term of the Offer.

Each participant in an Offer shall agree to provide written notification to the Employing Corporation at its principal office of any disposition of ADSs acquired pursuant to the Plan prior to the expiration of the holding periods set forth in Section 423(a) of the Code.  Each employee granted options under the Plan shall have the same rights and privileges under the Plan, except that the number of ADSs each participant may acquire will depend upon his compensation and the percentage payroll deduction he authorizes.

7.	Participation Limitations

The maximum number of ADSs which an employee will be permitted to acquire pursuant to any one Offer will be that number of ADSs determined by multiplying (a) the amount of the employee’s monthly eligible compensation on the date he is first granted an option pursuant to that Offer by (b) the number of months from such date to the end of the term of the Offer and by dividing the product of such multiplication by an amount (the “fair market value”) equal to the closing price of an ADS on the New York Stock Exchange, NASDAQ or the principal national securities exchange on which the ADSs are then listed or admitted to trading on such date.  If no reported sales take place on the applicable date, such fair market value will be determined based on the average of the high bid and low asked price of the ADSs on such date, or if no such quotation is made on such date, on the next preceding day on which there were quotations, provided that such quotations shall have been made within the ten (10) trading days preceding the applicable date of the ADSs on such date.  When the foregoing participation limitation is reached, payroll deductions shall cease, and any amount of excess funds as of the date that the participation limitation has been reached shall be returned to the employee.

Notwithstanding anything herein to the contrary, no employee shall be permitted to acquire any ADSs under the Plan if the employee, immediately after the acquisition, owns or would own, ADSs or other shares (including all ADSs which may be acquired under outstanding options under the Plan) possessing 5% or more of the total combined voting power or value of all classes of shares of capital stock of the Employing Corporation or of its parent or subsidiary corporation (as such terms are defined in Section 424 of the Code).  For purposes of the foregoing limitation, the rules of Section 424(d) (relating to attribution of stock ownership) of the Code shall apply in determining share ownership, and shares which the employee may acquire under outstanding options shall be treated as shares owned by such employee.  Further, if pursuant to the terms of the Plan, an employee would be granted an option that violates Section 423(b)(8) of the Code, such option shall not be granted and in its place the employee shall be granted an option to acquire ADSs which permits his rights to acquire ADSs or other shares under all stock purchase plans of the Employing Corporation and its parent and subsidiary corporations (as such terms are defined in Section 424 of the Code) to accrue at a rate which does not exceed $25,000 of the fair market value of such shares (determined at the time such right to acquire is granted) for each calendar year in which such option is outstanding at any time.

8.	Option Price

The option price at which ADSs may be acquired under any option granted under the Plan shall be 85% of the fair market value of an ADS on the date ADSs are acquired pursuant to options granted under the Plan.

For purposes of determining the option price, “fair market value” in relation to an ADS on any day means an amount equal to the average of the high and low sales prices of ADSs recorded on the New York Stock Exchange, NASDAQ or the principal national securities exchange on which the ADSs are then listed or admitted to trading on the day before the applicable valuation date.

9.	Exercise of Options

At the end of each payroll period, each participant shall have deducted from his pay the amount authorized.  This amount shall be held for the credit of the participant by the Employing Corporation as part of its general funds and may, at the sole discretion of the Parent, accrue interest.  On the last trading day of each month, quarter, six months, or other interval, as determined by the Parent, in its sole discretion, prior to the commencement of an offer from time to time (“Option Period”), during the term of the Offer a participant will be deemed to have exercised his option to acquire, at the option price, the number of whole and fractional ADSs which may be acquired with the amount deducted from the participant’s compensation during that Option Period.  The Parent shall designate an independent custodian (the “Custodian”), which shall acquire ADSs under the Plan as agent for the participants.  The Custodian shall purchase or subscribe at the applicable option price, as many whole and fractional ADSs as may be acquired with the funds received from each participant for that month.  Upon receipt of the ADSs so acquired, the Custodian will allocate to the account of and hold for each participant the number of whole and fractional ADSs to which that participant is entitled.

Subject to limitations imposed and rules adopted by the Parent from time to time, a certificate representing the number of whole ADSs to which a participant is entitled will be issued to the participant upon written request, along with a check for the value of any fractional ADSs held.  Unless otherwise requested, ADSs acquired under the Plan will be held by and in the name of, or in the name of a nominee of, the Custodian, for the benefit of each participant, who shall from that time be a beneficial stockholder of the Parent. A participant’s rights as a stockholder of record of the Parent begin when a certificate, evidencing the ADSs registered in his name, is issued.  The Parent may, in its sole discretion, cause to be made, as a condition precedent to any acquisition of ADSs under the Plan, appropriate arrangements with the participant for the withholding of any applicable federal, state, local or foreign withholding or other taxes.  During a participant’s lifetime, such participant’s options shall be exercisable only by the participant.

10.	Number of ADSs to be Offered

(a) Subject to paragraph 10(d) below, the number of ADSs that may be allocated under the Plan shall be determined as follows:

(i) the number of shares in the Parent (represented by ADSs) which may be allocated under the Plan on any day will not exceed 10 per cent of the ordinary share capital of the Parent in issue immediately before that day, when added to the total number of shares in the Parent (“Shares”) which have been allocated in the previous 10 years under the Plan and any other employee share plan operated or adopted by the Parent (but excluding the BT Group Legacy Option Plan, being the option plan established by the Company to replace options over ordinary shares in BT plc that are surrendered in connection with the demerger of the BT Wireless Group (the “Legacy Option Plan”); and

(ii) the number of Shares (represented by ADSs) which may be allocated under the Plan on any day will not exceed 5 per cent of the ordinary share capital of the Parent in issue immediately prior to that day, when added to the total number of Shares which have been allocated in the previous 5 years under the Plan and any other employee share plan operated or adopted by the Parent (but excluding the Legacy Plan).

For purposes of this paragraph 10(a), “allocate” means in relation to any share option plan, placing unissued Shares or treasury Shares (as defined in Section 162A(3) of the Companies Act 1985) ("Treasury Shares") under option and, in relation to other types of employee share plans, the issue and allotment of Shares or transfer of Treasury Shares.

(b) Where the right to acquire Shares or ADSs was released or lapsed without being exercised or deemed to be exercised, the Shares concerned will be ignored when calculating the limits in paragraph 10(a) above.  To the extent that an option or award is to be satisfied with the transfer of Shares, other than Treasury Shares, already in issue, that option or award will not be treated as granted over unissued Shares or Treasury Shares.

(c) Where Treasury Shares transferred or Shares issued under the Plan are to be taken into account for the purposes of the limit in paragraph 10(a) above and a variation of the equity share capital of the Parent has taken place between the date of transfer or issue of any such Shares and the date on which the limit is to be calculated, the number of such Shares which will be taken into account for the purposes of any such limit will be adjusted in such manner as the Parent considers appropriate to take account of the variation.

(d) Notwithstanding paragraphs 10(a), (b)  and (c) above, the maximum number of ADSs that may be acquired under the Plan is 4 million.

11.	Administration of the Plan

The Plan shall be administered in the manner prescribed by paragraph 3 above.  Subject to this paragraph 11, the Parent may, in its sole discretion, prescribe rules and regulations from time to time for the administration of the Plan and may make decisions relating to questions which may arise with respect to its interpretation or application.  Any interpretation, determination (including, without limitation, a determination of fact) or other action made or taken by the Parent shall be final and binding.  The Parent may determine the terms and conditions of Offers under the Plan and the Parent may modify, amend, or terminate the Plan at any time, provided, however, that the Parent may not make any alterations which would materially and adversely affect an option previously granted without the consent of the optionee.  In addition, the Parent may not, without the prior approval of shareholders in a general meeting, make amendments or modifications that would:

(a) reduce the applicable option price per ADS;

(b) require shareholder approval under Section 423 of the Code;

(c) increase the maximum number of ADSs which may be acquired under the Plan either in the aggregate or by an individual employee; or

(d) be to the advantage of participants and affect the provisions (if any) relating to (i) the persons to whom, or for whom, securities, cash or other benefits are provided under the Plan (“Interested Persons”) or (ii) the basis for determining an Interested Person’s entitlement to, and the terms of, securities, cash or other benefits to be provided and for the adjustment thereof (if any) in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital or any other variation of capital;

provided that the foregoing (except for clause (b) above) shall not prevent minor amendments to benefit the administration of the Plan, to take account of change in applicable law or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants in the Plan or for the Parent or any Participating Company.

12.	Withdrawal from Participation (Recommencement of Participation)

A participant may, at any time and for any reason, by giving written notice of his desire in this regard to the Parent or its designee, elect to withdraw from any further participation in an Offer.  Subject to limitations imposed and rules adopted by the Parent from time to time, the participant withdrawing will, as soon as practicable, receive a certificate representing any whole ADSs credited to the participant’s account as of the date of withdrawal and a check for any funds credited to his account and not applied toward the acquisition of ADSs as of that date, and for the value of any fractional ADSs held.  During the remainder of the term of any Offer, but only once, an eligible employee may recommence his participation in that Offer by executing and delivering to the Employing Corporation a new payroll deduction authorization form.  Recommencement shall begin in accordance with Rules 3 and 6 as if the eligible employee was commencing participation for the first time..

13.	Rights Not Transferable

Except for transfers by will or under the laws of descent and distribution, no employee shall have the right to sell, assign, transfer, pledge or otherwise dispose of or encumber either his right to participate in the Plan or his interest in the ADSs held by the Custodian, and such right and interest shall not be liable for or subject to the debts, contracts or liabilities of the employee.  If any action is taken by the employee contrary to the provisions of this paragraph 13, or any claim asserted by another party in respect of such right and interest, that action or claim will be treated as notice of withdrawal, and, except as may otherwise be required by law, the provisions of paragraph 12 will apply.

14.	Termination of Employment

In the event of a participant’s retirement, death or other termination of employment, no payroll deductions will be made from any compensation then due and owing to such participant at such time, and, if the participant or his representative requests, subject to limitations imposed and rules adopted by the Parent from time to time, a certificate representing the number of whole ADSs then credited to the participant’s account, and a check for the value of any fractional ADSs held and for any excess funds contributed as of that date (and not eligible for the acquisition of ADSs) will be issued and delivered to the participant or his representative.  Nothing in this Plan shall confer any greater employment rights to any employee of any Participating Company, and each Employing Corporation hereby reserves the right to terminate any employee’s employment with or without notice or cause.

15.	Reorganization

In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or any other change in the structure of the equity share capital of the Parent, including the ADSs, the Parent may make such adjustments (including retrospective adjustments), if any, as it may deem appropriate, in its sole discretion, in the number, kind and price of ADSs available for acquisition under the Plan, and in the minimum and maximum number of shares or ADSs which a participant is entitled to acquire.

16.	Approval of Stockholders; Effectiveness of the Plan

The Plan was adopted by the Board on September 21, 2001, after approval by an ordinary resolution of the shareholders, in accordance with the requirements of Section 423(b)(2) of the Code.  ADSs will be available for acquisition under the Plan at such date as may be designated by the Parent as the commencement date.

17.	Termination of Plan

The Plan and all rights of participants will terminate on the earliest of: (a) the date as of which participants have exercised options to acquire the maximum number of ADSs mat may be acquired under the Plan pursuant to paragraph 10(c); (b) the date as of which the Parent terminates the Plan; or (c) the tenth anniversary of adoption date.  Upon termination of the Plan, all payroll deductions shall cease and all amounts credited to the participants’ accounts shall be equitably applied to the acquisition of the ADSs then available under the Plan and all funds accumulated under the Plan not utilized to acquire ADSs will be refunded to the applicable participants.

18.	Required Governmental Approvals; Certain Restrictions

The Plan, and all options granted under and other rights inherent in the Plan, are subject to receipt by the Parent of all necessary approvals or consents of governmental agencies which the Parent, in its sole discretion, shall deem necessary or advisable.  Subject to paragraph 11 above, all options granted under the Plan and all other rights inherent in the Plan are subject to such termination and/or modification as may be required or advisable in order to obtain any such approval or consent or which, as a result of consequences attaching to any such approval or consent, may be required or advisable in the judgement of the Parent in order to avoid adverse impact on the Parent’s and the Participating Companies overall wage and salary policy.

The Plan, file grant and exercise of options under the Plan, and the obligation to sell and deliver ADSs upon exercise of options, shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by any government or regulatory agency as may be required. ADSs shall not be required to be issued or delivered prior to (i) the listing or quotation of such ADSs on any stock exchange or regulated over-the-counter market and (ii) the completion of any registration or qualification of such ADSs under any federal or state law, or any ruling or regulation of any government body which the Parent shall, in its sole discretion, determine to be necessary or advisable.

19.	Gender

Pronouns shall be deemed to include both the masculine and feminine genders and words used in the singular shall be deemed to include both the singular and the plural, unless the context indicates otherwise.

20.	Expenses

Expenses of administering the Plan shall be borne by the Parent; provided, however, that the Parent may, in its sole discretion, require any Employing Corporation to enter into such arrangement to reimburse the Parent for any costs borne by the Parent directly or indirectly in respect of such Employing Corporation’s officers or employees.

21.	Rights of Participants and Eligible Employees

Participation in the Plan is outside the terms of any contract of employment Options under the Plan are not pensionable.  The rights and obligations of a participant under the terms and conditions of his employment by any Participating Company will not be affected by his participation in the Plan or any right he may have to participate in it. An eligible employee who participates under the Plan waives all and any rights to compensation or damages in consequence of the termination of his office or employment with a Participating Company for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under the Plan as a result of such termination or from the loss or diminution in value of such rights or expectation under the Plan in any circumstances.

22.	Governing Law

All rights and obligations under the Plan shall be construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws.